Filed pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated September 14, 2010

Relating to Preliminary Prospectus Supplement dated September 13, 2010

Registration Statement No. 333-169341

PRICING TERM SHEET

Dated September 14, 2010 to the

Preliminary Prospectus Supplement Referred to Below

Volcano Corporation

Offering of

$100,000,000 aggregate principal amount of

2.875% Convertible Senior Notes due 2015

The information in this pricing term sheet relates only to the offering of the Convertible Senior Notes and should be read together with (i) the preliminary prospectus supplement dated September 13, 2010 relating to the offering of the Convertible Senior Notes, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the accompanying prospectus dated September 13, 2010, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Volcano Corporation, a Delaware corporation

NASDAQ Global Select Market Symbol for the Issuer’s common stock common stock:	VOLC

Trade date:	September 15, 2010

Expected settlement date:	September 20, 2010

Securities offered:	2.875% Convertible Senior Notes due 2015 (the “Notes”)

Aggregate principal amount offered:	$100,000,000 aggregate principal amount of Notes

Underwriter’s option to purchase additional notes:	Up to $15,000,000 aggregate principal amount of additional Notes

Maturity date:	September 1, 2015, unless earlier repurchased or converted

Annual interest rate:	2.875% per annum, accruing from the settlement date

Interest payment dates:	Each March 1 and September 1, beginning on March 1, 2011

Regular record dates:	February 15 and August 15

Public offering price:	100%

Closing stock price:	$23.25 per share of the Issuer’s common stock on The NASDAQ Global Select Market as of September 14, 2010

Conversion premium:	Approximately 27.5% above the closing stock price on September 14, 2010

Conversion price:	Approximately $29.64 per share of the Issuer’s common stock, subject to adjustment

Conversion rate:	33.7339 shares of the Issuer’s common stock per $1,000 principal amount of the Notes, subject to adjustment

Sole manager:	J.P. Morgan Securities LLC

CUSIP number:	928645 AA8

ISIN number:	US928645AA84

Net proceeds after expenses:	Approximately $96.1 million (or approximately $110.6 million if the underwriter exercises its option to purchase additional Notes in full), after deducting the underwriter’s discount and the estimated transaction expenses associated with the offering and the convertible note hedge transaction and the warrant transaction payable by the Issuer.

Use of proceeds:

The Issuer expects to use approximately $8.7 million of the net proceeds from the offering to pay the cost of the convertible note hedge transaction (after such cost is partially offset by the proceeds that the Issuer receives from the warrant transaction). The balance of the net proceeds from the sale of the Notes will be used for working capital and general corporate purposes. The Issuer may also use a portion of the net proceeds to expand its manufacturing capabilities and/or invest in complementary products, technologies or businesses. The Issuer is in negotiations to establish manufacturing facilities in Costa Rica, which if consummated on the terms currently contemplated, would involve an investment by the Issuer of approximately $35 to 40 million over the next 18 months to construct the facilities. Pending these uses and other potential uses, the Issuer intends to invest the net proceeds from the offering primarily in investment-grade, interest-bearing instruments.

If the underwriter exercises its over-allotment option, the Issuer will use a portion of the net proceeds from the sale of the additional notes to pay the cost of entering into an additional convertible note hedge transaction (after such cost is partially offset by the proceeds that the Issuer would receive from the additional warrant transaction that the Issuer expects to enter into at such time) and for general corporate purposes.

Ranking

The Notes will be general unsecured obligations of the Issuer and will rank:

•       senior in right of payment to all of the Issuer’s existing and future unsecured indebtedness that is expressly subordinated in right of payment to the Notes;

•       equal in right of payment with all of the Issuer’s existing and future liabilities that are not so subordinated;

•       effectively subordinated to any of the Issuer’s secured indebtedness that the Issuer incurs to the extent of the value of the assets securing such indebtedness; and

•       structurally subordinated to all existing and future liabilities incurred by the Issuer’s subsidiaries.

As of June 30, 2010, the Issuer had indebtedness and trade payables of $12.6 million. As of June 30, 2010, the Issuer did not have a material amount of secured indebtedness, and the Issuer’s subsidiaries had approximately $3.9 million of outstanding indebtedness, trade payables and other obligations (excluding intercompany liabilities). After giving effect to the issuance of the Notes (assuming no exercise of the underwriter’s over-allotment option) and the use of proceeds therefrom, the Issuer’s total consolidated indebtedness and trade payables as of June 30, 2010 would have been $112.6 million.

Adjustment to shares delivered Upon conversion upon a make-whole fundamental change:

The following table sets forth the number of additional shares by which the conversion rate will be increased for each $1,000 principal amount of Notes surrendered for conversion in connection with a make-whole fundamental change having the stock price and effective date set forth below:

	Stock Price
Effective Date	$23.25	$25.00	$27.50	$30.00	$32.50	$35.00	$40.00	$45.00	$50.00	$60.00	$65.00	$80.00	$100.00	$120.00	$140.00
September 20, 2010	9.2769	8.7114	7.1684	5.9831	5.0567	4.3214	3.2474	2.5186	2.0033	1.3415	1.1211	0.6900	0.3844	0.2153	0.1140
September 1, 2011	9.2769	8.6747	7.0160	5.7580	4.7886	4.0305	2.9480	2.2362	1.7479	1.1442	0.9499	0.5803	0.3245	0.1833	0.0982
September 1, 2012	9.2769	8.5046	6.7011	5.3563	4.3400	3.5624	2.4888	1.8167	1.3776	0.8677	0.7128	0.4304	0.2408	0.1354	0.0709
September 1, 2013	9.2769	8.0439	6.0713	4.6377	3.5879	2.8133	1.8048	1.2272	0.8827	0.5265	0.4290	0.2616	0.1500	0.0845	0.0425
September 1, 2014	9.2769	7.2183	4.9733	3.4176	2.3523	1.6297	0.8169	0.4517	0.2847	0.1605	0.1339	0.0885	0.0536	0.0305	0.0140
September 1, 2015	9.2769	6.2661	2.6297	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $140.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $23.25 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate, as increased pursuant to this section by the number of additional shares, exceed 43.0108 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner, at the same time and on account of the same events for which the conversion rate is required to be adjusted as set forth in the Preliminary Prospectus Supplement under “Description of notes—Conversion rights—Conversion rate adjustments.”

Capitalization

The following table sets forth, on an unaudited basis, the Issuer’s capitalization as of June 30, 2010:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the sale of the Notes (assuming the underwriter’s over-allotment option is not exercised), after deducting the underwriter’s discount and estimated offering expenses payable by the Issuer; and (2) the net cost of the convertible note hedge transaction and the warrant transaction.

You should read the following table in conjunction with the Issuer’s consolidated financial statements and accompanying notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009 and in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, each of which is incorporated by reference in the Preliminary Prospectus Supplement.

	As of June 30, 2010
(In thousands, except par value amounts)	Actual	As Adjusted
Long-term debt, less current portion:
2.875% Convertible Senior Notes due 2015(1)	$—	$80,648
Other long term debt(2)	85	85

Total long-term debt	85	80,726

Stockholders’ equity:
Preferred stock, par value of $0.001, 10,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value of $0.001, 250,000 shares authorized; 50,660 shares issued and outstanding, actual and as adjusted(3)	51	51
Additional paid-in capital(1)	377,211	387,122
Accumulated other comprehensive loss	(3,529)	(3,529)
Accumulated deficit	(131,877)	(131,877)

Total stockholders’ equity	241,856	251,767

Total capitalization	$241,941	$332,493

(1)     Amounts shown reflect the application of FSP APB 14-1, as codified by ASC 470-20, which requires issuers to separately account for the debt and equity components of certain types of convertible debt instruments. In accordance with FSP APB 14-1, the Issuer estimates that $100.0 million of the aggregate principal amount of the Notes will be recognized (and, to the extent applicable, reflected in the table above) as follows (in thousands):

Equity component		$19,359

Liability component:
Principal		$100,000
Less: debt discount		19,359

Net carrying amount		$80,641

The determination of the fair values of the debt and equity components has been estimated but is subject to change based upon the completion of the Issuer’s analysis of non-convertible debt interest rates. In addition, additional paid-in capital is reduced, on a pre-tax basis, by $8.7 million on an as adjusted basis, to account for the net cost of the convertible note hedge transaction and warrant transaction.

(2)	Other long-term debt is composed entirely of the Issuer’s capital lease obligations.
(3)

The common stock shown as issued and outstanding in the table above is based on 50,659,843 shares of common stock outstanding as of June 30, 2010 and excludes the shares of common stock reserved for issuance upon conversion of the Notes and the shares of common stock reserved for issuance under the warrant transaction, and also excludes, as of June 30, 2010: (i) 5,078,369 shares of common stock issuable upon the exercise of outstanding stock options, having a weighted average exercise price of $12.96 per share; (ii) 745,857 shares of common stock issuable upon the vesting of outstanding restricted stock units; and (iii) an aggregate of up to 3,535,077 shares of common stock reserved for future issuance under the Issuer’s equity incentive and employee stock purchase plans.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated September 13, 2010) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC at J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at 866-803-9204.